(3) Reference Information on the Risk

≪Changes and annual up/down ratio of NAV per Unit including reinvestment of dividends≫

The following chart shows the changes of NAV per share including reinvestment of dividends (as of each month-end) and annual up/down ratio (as of each month-end), for 5 years from May 2010 to April 2015, of the Fund.

≪Comparison of annual up/down ratio between the Fund and major indices≫

The chart shows the comparison of highest/lowest point and average of annual up/down ratio (as of each month-end), for the same period of the left chart, between the Fund and other major indices.

< Investor Shares >


(from May 2010 to April 2015)
(USD)
70
60
50
40
30
20
10
0
NAV (including dividends)
Annual up/down ratio
May 2010
May 2011
May 2012
May 2013
May 2014
(%)
100
80
60
40
20
0
-20
-40
Highest
Average
Lowest
33.4
16.7
-1.9
65.0
12.8
-17.0
61.8
16.4
-16.4
45.3
7.9
-26.9
4.3
2.3
0.4
34.9
8.2
-12.7
44.1
9.0
-10.1
Fund
Japan Stock
Developed Ctry Stock
Emerging Ctry Stock
Japan Bond
Developed Ctry Bond
Emerging Ctry Bond

(Made By : Mori Hamada & Matsumoto (based on the data from Investment Manager, Bloomberg L.P. and Indexes Provides))

(Note)

- NAV per Unit including reinvestment is calculated, deeming that dividends (before tax) are reinvested in the Fund upon each time of distribution.
- The annual up/down ratio of the Fund (as of each month end) is calculated by comparing NAV including reinvestment as of each month end and NAV including reinvestment as of the corresponding date in the preceding year (in case where the month end is not a business day, the business day immediately before the said date is regarded as the month end date.).
- The annual up/down ratio of the Fund is calculated in the denominated currency and not exchanged into Japanese Yen. Therefore, in case where it is exchanged into Japanese Yen, the up/down ratio differs from the above.
- The annual up/down ratio of major asset class (as of each month end) is calculated by comparing data of the following indices between each month end and the corresponding date in the preceding year (in case where the month end is a holiday, the business day immediately before the said date is regarded as the month end date.).
- Comparison of annual up/down ratio between the Fund and other major asset class is made, using annual up/down ratio (as of each month end) for the above 5 years, by graphs of highest/lowest and average of the said ratio.
- NAV including reinvestment and annual up/down ratio may differ from the actual NAV and annual up/down ration calculated based on that NAV.
- The Fund does not invest in all of the major asset classes.

- Indices representing major asset classes

Japan Stock	TOPIX TOTAL RETURN INDEX
Developed Country Stock	Russell Developed ex-Japan Large Cap
Emerging Country Stock	S&P Emerging BMI Index
Japan Governmental Bond	Bloomberg/EFFAS Bond Indices Japan. Government All
Developed Country Bond	Citi World Government Bond Index, ex Japan, JPY base
Emerging Country Bond	Citi Emerging Markets Government Bond Index, JPY base

*Russell Developed ex-Japan Large Cap and S&P Emerging BMI Index is converted into Japanese Yen by Bloomberg L.P.